United States

Securities and Exchange Commission

Form 12b-25

SEC File No.: 000-30095

CUSIP No. 95083L 103

NOTIFICATION OF LATE FILING

(Check One):   X . Form 10-K;       . Form 20-F;       . Form 11-K;       . Form 10-Q;       . Form 10-D;       . Form N-SAR;       . Form N-CSR

For Period Ended:  September 30, 2011

       . Transition report on Form 10-K

       . Transition Report on Form 20-F

       . Transition Report on Form 11-K

       . Transition Report on Form 10-Q

       . Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

Pacific Software, Inc.

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Full Name of Registrant

N/A

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Former Name if Applicable

123 West Nye Lane, Suite 129, Carson City, Nevada  89706

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Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X .

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of complications encountered by the Company in coordinating the schedules of the various parties who contribute to the filing, edgarizing and applying XBRL for the Company’s Annual Report on Form 10-K for the period ended September 30, 2011 (the "Form 10-K"), the Company is currently assembling and processing its documentation, and, therefore the Company will be unable to file the Form 10-K in a timely manner without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

Bruce Thomsen	702	234-4148
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed?  If the answer is no, identity report(s)

Yes  X . No      .

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  X . No      .

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the net loss will be approximately $29,000 less than the prior year, primarily as a result of lower professional fees.

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PACIFIC SOFTWARE, INC.

Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  December 28, 2011

By: /s/ Bruce Thomsen

Bruce Thomsen, President, Chief Financial Officer, Secretary and Director

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